For: B+H Ocean Carriers Ltd.

From: Navinvest Marine Services (USA) Inc.
The Sail Loft
19 Burnside Street
Bristol, RI 02809

FOR IMMEDIATE RELEASE

B+H Ocean Carriers, Ltd. Announces Refinancings and Unaudited Results for the Nine Month and Third Quarterly Periods Ended September 30, 2007

NEW YORK, NEW YORK, November 15, 2007. . . . B+H Ocean Carriers Ltd. (AMEX: BHO) today reported a net loss of $4.9 million, or ($0.70) per share basic and diluted, for the three months ended September 30, 2007 as compared to net income of $3.3 million or $0.47 per share basic and $0.45 per share diluted, for the three months ended September 30, 2006. EBITDA for the three months ended September 30, 2007 was $7.8 million as compared to $11.1 million for the comparable period of 2006. Basic earnings per share calculations are based on weighted average shares outstanding of 7,060,356 and 6,980,534 respectively, for the three months ended September 30, 2007 and 2006. Diluted earnings per share calculations are based on weighted average shares outstanding of 7,188,430 for the three months ended September 30, 2006. There were no dilutive securities at September 30, 2007.

The decrease in net income for the three months ended September 2007 as compared with the same 2006 period is mainly due to (1) poor performance of two of the Company’s MR tankers due to the fact that the vessels were not converted to fully compliant double hulled tankers, but were being positioned to the Far East for conversion, (2) an increase in vessel operating expenses, especially crew related expenses, upgrading expenses, interim survey expenses and take-over expenses for the vessel acquired in June 2007, (3) the impact of the project to convert single hull product tankers to fully compliant double hull chemical tankers, in particular to the increase of $1.8 million in the amortization of conversion costs, (4) a $2.2 million increase in non-cash losses resulting from the change in fair value of put options purchased to hedge charter rates in future years and (5) to the $1.5 million cost of the issuance of 60,000 and 20,000 shares of common stock from treasury for compensation to management and to the Company’s board of directors, respectively.

The Company reported net income of $2.4 million or $0.35 per share basic and diluted, for the nine months ended September 30, 2007, compared to net income of $16.9 million, or $2.43 per share basic and $2.35 diluted, for the nine months ended September 30, 2006. EBITDA for the nine months ended September 30, 2007 was $31.8 million as compared to $35.0 million for the comparable period of 2006. Basic earnings per share calculations are based on weighted average shares outstanding of 7,016,515 and 6,979,449 respectively, for the nine months ended September 30, 2007 and 2006. Diluted earnings per share calculations are based on weighted average shares outstanding of 7,196,396 for the nine months ended September 30, 2006. There were no dilutive securities at September 30, 2007.

The decrease in net income for the nine months ended September 2007 as compared with the same 2006 period is mainly due to (1) the impact of the project to convert single hull product tankers to fully compliant double hull chemical tankers, in particular to the cost of an increase of 191 days offhire and to an increase of $3.6 million in the amortization of conversion costs, (2) $3.4 million in non-cash losses resulting from the change in fair value of put options purchased to hedge charter rates in future years, (3) an increase of $1.1 million in vessel depreciation and (4) to the $1.5 million cost of the issuance of 60,000 and 20,000 shares of common stock from treasury for compensation to management and to the Company’s board of directors, respectively.

The Company announced that it had closed a $26.7 million credit facility with Nordea Bank Norge ASA as Agent on October 25, 2007 and a $25.5 million credit facility with Bank of Scotland on September 7, 2007. The $25.5 million facility is secured by three of the Company’s double-hulled chemical tankers. The incremental borrowing on the Nordea facility was $19.6 million and is secured by three of the Company’s MR tankers and one combination carrier.

  The following is a discussion of our financial condition and results of operations for the nine month and quarterly periods ended September 30, 2007 and 2006.

Quarter Ended September 30, 2007 (unaudited) versus September 30, 2006 (unaudited)

Revenues

Revenues from voyage and time charters increased $5.1 million or 21% from the three month period ending September 30, 2006, however time-charter equivalent (“TCE”) revenue increased only $0.2 million or 1% from the third quarter of 2006 to the same period of 2007. TCE revenue represents gross revenue less voyage related expenses. This measure is used to compare time-charter and voyage revenues. The increase in revenue is due to an increase in voyage days, whereas TCE rates suffered due to increases in fuel costs and market pressure forcing the shipowners to absorb these increases.

Other revenue of $0.2 million in 2006 represents additional settlement proceeds of the Company’s claim against Enron for lost time-charter revenue.

Voyage expenses

Voyage expenses for the quarter ended September 30, 2007 increased $4.9 million or 151% from the quarter ended September 30, 2006. The increase is due to the fact that there were 148 voyage days in the three month period ended September 30, 2006, whereas there were 553 voyage days during the three month period ended September 30, 2007. Voyage expenses include port, canal and fuel charges for which the ship owner is responsible on a voyage charter but not when a vessel is on either a time or bareboat charter. In addition, voyage expenses include brokerage commissions on time-charters and other commercial overhead.

Vessel operating expenses

Vessel operating expenses for the quarter ended September 30, 2007 increased $2.1 million or 24% as compared to the same period in 2006. Approximately $0.9 million of this increase is attributable to the vessel acquired in June 2007. The balance is due to increased costs, especially crew related expenses.

Vessel depreciation and amortization of deferred charges

Vessel depreciation for the quarter ended September 30, 2007 increased $0.3 million over the quarter ended September 30, 2006. This increase is due to the June acquisition, as discussed above. Amortization of deferred charges increased $1.9 million due to the conversions of four vessels to fully double-hulled chemical tankers.

General and administrative expenses

Management fees increased $1.1 million in the third quarter of 2007 over the third quarter of 2006. The increase is due to the issuance of 60,000 shares of the Company’s common stock to the manager. Consulting and professional fees and other expenses increased $0.4 million from the three months ended September 30, 2006 to the three months ended September 30, 2007. The increase relates to the issuance of 2,500 shares of the Company’s common stock to each director.

Interest expense

The $0.5 million (17%) increase in interest expense for the quarter ended September 30, 2007, as compared to the same period in 2006, is due to fact that the outstanding debt increased $26 million from September 30, 2006 to September 30, 2007. In October 2006, the Company borrowed $12 million to finance the purchase of the vessel acquired in June 2006. The Company borrowed $8 million in September 2006 to finance the purchase of 50% of Nordan OBO II, Inc. The Company issued $20 million, net of floating rate bonds in the fourth quarter of 2006.

Equity in income of Nordan OBO II

The decrease in equity in income of Nordan OBO II of $0.2 million is due to the fact that the vessel owned by the joint venture was offhire undergoing a special survey for 34 days in the third quarter of 2007.

Loss in fair value of interest rate swaps

The Company enters into interest rate swaps to hedge risk related to fluctuations in its floating rate debt. The interest rate swaps are required to be marked to market value through the statement of income or other comprehensive income. The net decrease in the value of these swaps from July 1, 2007 to September 30, 2007 was $0.8 million as compared to a net decrease in the same period of 2006 of $1.1 million.

Loss on fair value of put option contracts

The Company enters into put option contracts to hedge the risk related to fluctuation in freight rates. The contracts are required to be marked to market value through the statement of income. The decrease in the value of put option contracts totaling $2.2 million is due to the fact that the bulk carrier index on which the premium is based continued to rise throughout the year.

Nine months ended September 30, 2007 (unaudited) versus September 30, 2006 (unaudited)

Revenues

Revenues increased $14.5 million (21%) in the nine months ended September 30, 2007 over the comparable period in 2006, and time-charter equivalent (“TCE”) revenue increased $3.2 million or 5% for the nine months ended September 30, 2007 over the nine months ended September 30, 2006. TCE revenue represents gross revenue less voyage related expenses. This measure is used to compare time-charter and voyage revenues. The increases in revenue are due to the increase in the number of vessels in the fleet and an increase in the number of voyage days, as discussed below. The Company, through a wholly-owned subsidiary, acquired one combination carrier at the end of the second quarter of 2006 which was owned for the full nine month period in 2007, and one product tanker at the end of the second quarter of 2007. Increased revenue attributable to these two vessels is $5.6 million and the balance is due to the increase in voyage days versus time-charter days.

Other revenue in 2007 is primarily charter hire income from a profit sharing arrangement with the charterer of one of the Company’s vessels. In 2006, other revenue included $0.8 million earned in respect of the combination carrier acquired in 2006, in lieu of time-charter revenue, from the January 15, 2006 effective date of the purchase until the closing date and $0.3 million representing settlement proceeds from the Company’s claim against Enron for lost time-charter revenue.

Voyage expenses

Voyage expenses increased $11.3 million in the nine month period ended September 30, 2007 as compared to the same period of 2006. This increase is due to the fact that there were 1,388 voyage days in the nine months ended September 30, 2007, and only 399 voyage days in the same period of 2006. Voyage expenses include port, canal and fuel charges for which the shipowner is responsible on a voyage charter but not when a vessel is on either a time or bareboat charter. In addition, voyage expenses include brokerage commissions on time-charters and other commercial overhead.

Vessel operating expenses

Vessel operating expenses increased $5.2 million from the nine month period ended September 30, 2006 to the same period of 2007. Approximately $2.5 million of the increase is due to the increase in the number of vessels comprising the fleet, as noted above. The remainder of the increase is due to an increase in the average daily cost to run the vessels.

Depreciation expense and amortization of deferred charges

Depreciation expense increased by $1.1 million in the nine months ended September 30, 2007 over the same period of 2006 due to vessel acquisitions. Amortization of deferred charges increased $3.6 million for the nine month period ended September 30, 2007 as compared to the comparable period of 2006. This increase is due to the conversion of one of the Company’s MR product tankers to a double-hulled chemical tanker in 2006 and three in 2007. The cost to convert each of the ships is being amortized over five years.

General and administrative expenses

Management fees increased by $1.1 million, or 128%, to $1.9 million for the nine month period ended September 30, 2007 as compared to $0.8 million for the prior period. The increase is primarily due to the award of 60,000 shares of the Company’s common stock to management. Consulting, professional and other expenses increased $0.9 million or 30%. A portion of the increase is attributable to the award of the Company’s common stock to the Board of Directors and the balance is due to an increase in consulting fees, legal fees and charitable contributions.

Interest expense and interest income

The $1.6 million (22%) increase in interest expense for the nine months ended September 30, 2007, as compared to the same period in 2006, is due to the increase in debt. The outstanding debt increased $26 million from September 30, 2006 to September 30, 2007. In October 2006, the Company borrowed $12 million to finance the purchase of the vessel acquired in June 2006. The Company borrowed $8 million in September 2006 to finance the purchase of 50% of Nordan OBO II, Inc. The Company issued $20 million, net of floating rate bonds in the fourth quarter of 2006. The average daily rate (exclusive of applicable margin) for borrowings was 5.01% for the nine months ended September 30, 2006 versus an average daily rate of 5.35% for the nine month period ended September 30, 2007. The increase in interest income of $0.8 million is due to the increase in interest rates. The average cash balance for the first nine months of 2006 was $50.9 million as compared to the average cash balance for the same period of 2007 of $57.1 million. The cash balance was higher earlier in the year before rates were reduced and lower in the latter part of the year, when rates had dropped.

Equity in income of Nordan OBO II

The decrease in equity in income of Nordan OBO II of $0.6 million is due to the fact that the vessel owned by the joint venture was offhire for 53 days in 2007 but had no offhire in 2006.

Loss in fair value of interest rate swaps

The Company enters into interest rate swaps to hedge risk related to fluctuations in its floating rate debt. The interest rate swaps are required to be marked to market value through the statement of income or other comprehensive income. The net decrease in the value of these swaps from January 1, 2007 to September 30, 2007 was $0.6 million as compared to an increase of $0.3 million for the same period in 2006.

Loss on fair value of put option contracts

The Company enters into put option contracts to hedge the risk related to fluctuation in freight rates. The contracts are required to be marked to market value through the statement of income. The decrease in the value of put option contracts totaling $3.4 million is due to the fact that the bulk carrier index on which the premium is based continued to rise throughout the year.

Liquidity and Capital Resources

Cash at September 30, 2007, amounted to $54.6 million, a decrease of $23.7 million as compared to December 31, 2006. The decrease in the cash balance is attributable to outflows for investing activities of $38.5 million and outflows for financing activities of $5.9 million. This was offset by cash flow from operations of $20.5 million.

The outflow for investing activities is attributable to the purchase and investment in vessels of $19.6 million, the investment in vessel conversions of $12.7 million, the investment in put option contracts of $7.1 million and an increase in marketable securities of $0.1 million. This was offset by dividends from the Company’s investment in Nordan OBO II, net of income earned, of $1.0 million.

The outflow for financing activities is primarily attributable to the repayment of unsecured debt of $31.4 million, repayment of mortgage debt of $23.5 million, the purchase of treasury stock of $3.1 million, payments for debt issuance costs of $0.8 million and issuance of treasury shares for $0.6 million. This was offset by mortgage proceeds of $52.5 million.

The Company has a contract for the conversion of one of its tankers to a bulk carrier which is denominated in Chinese yuan. The Company entered into forward contracts to hedge the risk related to fluctuation in the rate of exchange. The contracts will be settled in USD each month, beginning in December 2007 and continuing on through June 2008.

The Company intends to continue its vessel acquisition program to expand its presence in its two current sectors of the tanker market: combination carriers capable of transporting both wet and dry bulk cargoes, and product carriers; however, there can be no assurance that the Company will be able to purchase any of such vessels on favorable terms or at all.

The Company’s fleet currently consists of 15 vessels, including seven medium range product tankers, six combination carriers and a 50% interest in another and two panamax product carriers. Eight of the vessels are currently fixed on long-term time charters, which varied in original length of between one and five years. Seven vessels are operating in the spot market, one of which is currently on a short term time-charter and one vessel is undergoing conversion to a bulk carrier.

We provide EBITDA (earnings before interest expense, taxes, depreciation and amortization) information as a guide to the operating performance of the Company. EBITDA, which is not a term recognized under generally accepted accounting principles, is calculated as net income plus interest expense, income taxes (benefit), depreciation and amortization, and an adjustment for book value gains and losses. Included in the depreciation and amortization for the purpose of calculating EBITDA is depreciation of vessels, including capital improvements and amortization of mortgage fees. EBITDA, as calculated by the Company, may not be comparable to calculations of similarly titled items reported by other companies. The Company believes that this measurement is meaningful because it is widely applied by research analysts for shipping company valuations. TCE revenue represents gross revenue less voyage related expenses. This measure is used to compare time-charter and voyage revenues. Changes in the composition of the Company’s fleet and type of revenue make it necessary to use the TCE measure for period to period analysis.

Safe Harbor Statement

Certain statements contained in this press release, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “intends,” and words of similar import, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company’s financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company’s Annual Report and filings with the Securities and Exchange Committee. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

# # #

For further information, including the Company’s Annual Report on Form 20F and previous announcements, access the Company’s website: www.bhocean.com

Company Contact:  John LeFrere
917.225.2800

B+H Ocean Carriers Ltd.
Unaudited Consolidated Balance Sheets

	Unaudited	Audited	Unaudited
ASSETS	September 30, 2007	December 31, 2006	September 30, 2006
CURRENT ASSETS:
Cash and cash equivalents	54,628,295	78,391,028	$51,986,210
Marketable securities	1,043,298	990,105	419,135
Trade accounts receivable, less allowance for doubtful accounts of $229,000	4,822,168	2,532,710	1,662,812
Inventories	2,652,354	2,547,776	1,435,144
Prepaid expenses and other current assets	1,667,453	1,408,999	1,207,146
Total current assets	64,813,568	85,870,618	56,710,447

Vessels, at cost:
Vessels	350,908,461	312,999,593	305,786,054
Less - Accumulated depreciation	(67,640,370)	(51,312,468)	(46,635,559)
	283,268,091	261,687,125	259,150,495

Investment in Nordan OBO II Ltd	9,559,420	10,576,398	11,324,141
Investment in debt securities	5,000,000	5,000,000	-
Other assets	3,190,481	2,617,744	2,062,473
Fair value of put option contracts	4,201,491	734,123	-
Fair value of derivative asset	37,723	336,436	330,108

Total assets	$370,070,774	$366,822,444	$329,577,664

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	7,339,343	11,457,925	$6,203,655
Accrued liabilities	13,209,912	3,877,579	3,771,982
Accrued interest	998,827	1,090,477	956,713
Current portion of mortgage payable and unsecured debt	29,475,000	39,765,472	34,815,472
Deferred income	6,588,585	7,346,190	6,410,721
Fair value of derivative liability	515,786	-	-
Other liabilities	202,403	150,711	59,913
Total current liabilities	58,329,856	63,688,354	52,218,456

Unsecured debt	-	23,703,908	31,865,937
Long term debt	150,008,603	118,450,000	111,450,000
Floating rate bonds payable	25,000,000	25,000,000	-

Commitments and contingencies	-	-	-

SHAREHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized;
no shares issued and outstanding	-	-	-
Common stock, $0.01 par value; 30,000,000 shares authorized;
7,557,268 shares issued, 6,965,745 shares outstanding as of
September 30, 2006; 7,081,920 shares outstanding as of
December 31, 2005 and September 30, 2005	75,572	75,572	75,572
Paid-in capital	93,877,469	93,861,215	93,796,954
Retained earnings	51,108,148	48,680,252	46,849,842
Other Comprehensive income	(227,546)	18,183	-
Treasury stock	(8,101,328)	(6,655,040)	(6,679,097)
Total shareholders' equity	136,732,315	135,980,182	134,043,271
Total liabilities and shareholders' equity	$370,070,774	$366,822,444	$329,577,664

B+H Ocean Carriers Ltd.
Unaudited Consolidated Statements of Income

	For the nine	For the nine	For the three	For the three
	months ended	months ended	months ended	months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Revenues:
Voyage, time and bareboat charter revenues	83,945,211	$68,658,704	28,870,161	$23,603,298
Other revenue	550,340	1,287,437	5,991	$205,841
Total revenues	84,495,551	69,946,141	28,876,152	23,809,139

Operating expenses:	63,954,857	59,999,062
Voyage expenses	19,990,354	8,659,642	8,140,074	3,243,025
Vessel operating expenses, drydocking and survey costs	29,169,094	23,959,291	10,674,753	8,621,893
Vessel depreciation	12,087,434	10,980,087	4,221,368	3,942,275
Amortization of deferred charges	4,580,378	1,015,702	2,207,855	357,159
General and administrative:
Management fees to related party	1,974,858	864,536	1,413,982	331,054
Consulting and professional fees, and other expenses	3,886,745	2,999,707	1,386,834	954,963
Total operating expenses	71,688,863	48,478,965	28,044,865	17,450,369

Income from vessel operations	12,806,688	21,467,176	831,287	6,358,770

Other income (expense):
Equity in income of Nordan OBO II	358,022	981,219	10,248	227,917
Interest expense	(9,065,475)	(7,427,417)	(3,196,054)	(2,732,173)
Interest income	2,365,568	1,535,263	474,134	443,919
(Loss) gain on trading marketable securities	(58,005)	57,554	(71,140)	66,937
Loss on value of put option contracts	(3,410,132)	-	(2,200,197)	-
(Loss) gain on fair value of interest rate swap	(568,770)	330,108	(764,977)	(1,112,391)
Total other expenses, net	(10,378,792)	(4,523,273)	(5,747,986)	(3,105,791)

Net income (loss)	$2,427,896	$16,943,903	$(4,916,699)	$3,252,979

Basic earnings (loss) per common share	$0.35	$2.43	$(0.70)	$0.47

Diluted earnings (loss) per common share	$0.35	$2.35	$(0.70)	$0.45

Weighted average number of common shares outstanding:
Basic	7,016,515	6,979,449	7,060,356	6,980,534
Diluted	7,016,515	7,196,396	7,060,356	7,188,430

Reconciliation of Net Income to EBITDA
Net income (loss)	$2,427,896	$16,943,903	$(4,916,699)	$3,252,979
(Loss) gain on fair value of interest rate swap	568,770	(330,108)	764,977	1,112,391
Loss on value of put option contracts	3,410,132	-	2,200,197	-
(Loss) gain on trading marketable securities	58,005	(57,554)	71,140	(66,937)
Interest expense	9,065,475	7,427,417	3,196,054	2,732,173
Equity in income of Nordan OBO II	(358,022)	(981,219)	(10,248)	(227,917)
Amortization of deferred charges	4,580,378	1,015,702	2,207,855	357,159
Vessel depreciation	12,087,434	10,980,087	4,221,368	3,942,275
EBITDA	$31,840,068	$34,998,228	$7,734,643	$11,102,123

B+H Ocean Carriers Ltd.
Unaudited Consolidated Statements of Cash Flows

	For the nine	For the nine
	months ended	months ended
	September 30, 2007	September 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,427,896	$16,943,903
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	12,087,434	10,980,087
Amortization of deferred charges	4,580,378	1,015,702
Loss on fair value of marketable securities	58,005	(57,554)
Loss on fair value of derivative instruments	3,978,902	(330,108)
Stock compensation expense	1,509,928	156,424

Changes in assets and liabilities:
(Increase) decrease in trade accounts receivable	(2,289,458)	595,760
Increase in inventories	(104,578)	(580,058)
(Increase) decrease in prepaid expenses and other assets	(258,454)	3,769
(Decrease) increase in accounts payable	(4,118,582)	2,177,736
Increase in accrued liabilities	9,332,333	2,024,073
(Decrease) increase in accrued interest	(91,650)	502,093
(Decrease) increase in deferred income	(757,605)	995,305
Increase in other liabilities	51,692	77
Payments for special surveys	(5,582,623)	(6,020,478)
Total adjustments	18,395,722	11,462,828
Net cash provided by operating activities	20,823,618	28,406,731

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase and investment in vessels	(19,600,000)	(17,938,192)
Investment in vessel conversions	(12,726,245)	(14,074,141)
Investment in freight forward contracts	(7,068,880)	-
Investment in Nordan OBO II	(358,022)	-
Dividend received from Nordan OBO II	1,375,000	2,750,000
Investment in marketable securities	(103,400)	205,985
Net cash used in investing activities	(38,481,547)	(29,056,348)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for debt issuance costs	(775,930)	(786,593)
Mortgage proceeds	52,500,000	10,263,000
Payment of unsecured debt	(31,402,960)	-
Purchase of treasury stock	(3,094,736)	(2,907,289)
Issuance of treasury shares	200,690	30,770
Issuance of common stock, net of issuance costs	-	(234,649)
Payments of long-term debt	(23,531,868)	(14,557,063)
Net cash used in financing activities	(6,104,804)	(8,191,824)

Net decrease in cash and cash equivalents	(23,762,733)	(8,841,441)
Cash and cash equivalents, beginning of period	78,391,028	60,827,651
Cash and cash equivalents, end of period	$54,628,295	$51,986,210